UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:
Form 20-F ☒ Form 40-F ☐
EXHIBITS
99.1Stock Exchange announcement dated 2 December 2024 entitled ‘Total voting rights and issued capital’.
99.2Media release dated 2 December 2024 entitled ‘Rio Tinto completes sale of Dampier Salt’s Lake
MacLeod operation to Leichhardt Industrials Group’.
99.3Stock Exchange announcement dated 4 December 2024 entitled ‘Rincon Project Mineral Resources and
Ore Reserves’.
99.4Stock Exchange announcement dated 4 December 2024 entitled ‘Rincon Project Mineral Resources and
Ore Reserves: Table 1’.
99.5Stock Exchange announcement dated 4 December 2024 entitled ‘Rio Tinto investing for a stronger, more diversified portfolio’.
99.6Stock Exchange announcement dated 4 December 2024 entitled ‘Investor Seminar 2024’.
99.7Stock Exchange announcement dated 4 December 2024 entitled ‘Rio Tinto and Sumitomo Metal Mining to partner on Winu copper-gold project’.
99.8Stock Exchange announcement dated 4 December 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.9Media Release dated 4 December 2024 entitled ‘Rio Tinto signs new partnership agreement to study low carbon aluminium project in Finland’.
99.10Stock Exchange announcement dated 6 December 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.11Media release dated 6 December 2024 entitled ‘Panguna Mine Legacy Impact Assessment report released’.
99.12Stock Exchange announcement dated 12 December 2024 entitled ‘Rio Tinto to invest $2.5 billion to expand Rincon lithium project capacity to 60,000 tonnes per year’.
99.13Stock Exchange announcement dated 19 December 2024 entitled ‘Rio Tinto appoints new Chief People
Officer’.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 January 2025	Date	2 January 2025